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                                                               EXHIBIT (A)(5)G.

[COMPANY LOGO]

FOR IMMEDIATE RELEASE
Contacts:
Armando Yanes
CANTV
011-58-212-500-4739

Paul Caminiti/Hugh Burns/Jonathan Gasthalter
Citigate Sard Verbinnen
(212) 687-8080

                 CANTV ANNOUNCES FINAL RESULTS OF TENDER OFFER

    Caracas, Venezuela and New York, New York--November 30, 2001--Compania Anonima Nacional Telefonos de Venezuela (CANTV) (Caracas: TDV; NYSE: VNT) today announced the final results of the successful completion of its tender offer to purchase 19,843,658 American Depositary Shares (ADSs) of CANTV for $30.00 per ADS. The cash tender offer, which was oversubscribed, expired at 5:00 p.m., New York City time, on Friday, November 23, 2001. Pursuant to the terms of the U.S. offer and the Venezuelan repurchase program, CANTV will purchase a maximum of 138,905,608 Class D Shares (including Class D Shares represented by ADSs) or 15% of the outstanding capital stock of CANTV.

    In the U.S. offer, 48,007,672 ADSs, representing 336,053,704 Class D Shares of CANTV (each ADS represents 7 Class D shares), were properly tendered and not withdrawn by the expiration date. In the Venezuelan repurchase program, 310,695,910 CANTV shares were delivered for purchase. Between the U.S. offer and the Venezuelan repurchase program, a total of 646,749,614 CANTV shares (including Class D shares represented by ADSs) were tendered or delivered for repurchase, representing approximately 69.8% of the outstanding capital stock of CANTV.

    CANTV treated the U.S. offer and the Venezuelan repurchase program as a single pool for pro ration purposes and a single pro ration factor was calculated. Based on the final results of pro rationing, CANTV will purchase 21.477493762% of the CANTV shares (including Class D Shares represented by
ADSs) tendered or delivered for repurchase by each holder of ADSs. ADSs which were tendered, but not purchased, will be returned to the holders promptly.

    As previously announced, following completion of the tender offer, CANTV intends to pay the first installment of an extraordinary dividend to its shareholders and ADS holders in December 2001. The second and final installment of the dividend will be paid in March 2002. The first installment is payable on December 10, 2001, and will be paid to shareholders of record on December 3, 2001 and to ADS holders of record on December 6, 2001, the record date established by The Bank of New York, the depositary for CANTV's ADSs.

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IMPORTANT INFORMATION

    YOU SHOULD READ CANTV'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND CANTV'S OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL, WHICH ARE EXHIBITS TO CANTV'S SCHEDULE TO, EACH OF WHICH IS, OR WILL BE, FILED WITH THE SEC. EACH OF THESE DOCUMENTS CONTAINS IMPORTANT INFORMATION. CANTV'S U.S. TENDER OFFER IS BEING MADE ONLY BY WAY OF THE OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL AND ANY AMENDMENTS OR SUPPLEMENTS THERETO. YOU WILL BE ABLE TO OBTAIN A FREE COPY OF THE SOLICITATION/RECOMMENDATION STATEMENT, THE SCHEDULE TO AND ANY OTHER FILINGS WITH THE SEC CONTAINING INFORMATION ABOUT CANTV, WITHOUT CHARGE, AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV). COPIES OF ANY FILINGS CONTAINING INFORMATION ABOUT CANTV CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA, AVENIDA LIBERTADOR, CENTRO NACIONAL DE TELECOMINICACIONES, NUEVO EDIFICIO ADMINISTRATIVO, PISO.1, APARTADO POSTAL 1226, CARACAS, VENEZUELA 1010,
ATTENTION: INVESTOR RELATIONS.

About CANTV

    CANTV is a full service telecommunications provider in Venezuela with 2.6 million access lines in service, 2.1 million cellular subscribers and 303,000 Internet users as of September 30, 2001. CANTV was privatized in December 1991 when VenWorld Telecom, C.A., a consortium led by GTE Corporation (currently Verizon Communications Inc.), originally acquired 40% of CANTV's equity share capital, as well as operating control, from the Venezuelan Government.